Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: California Water Service Group

Name of persons relying on exemption: Nia Impact Capital

Address of persons relying on exemption: 4900 Shattuck Ave #3648, Oakland, CA 94609

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

Nia Impact Capital urges shareholders to vote FOR Proposal #6 (the “Proposal”) at the California Water Service Group (the “Company” or the “Group”) annual shareholder meeting on May 31, 2023. The Proposal asks the Group to issue near and long-term science-based greenhouse gas (GHG) emissions reduction targets aligned with the Paris Agreement’s ambition of limiting global temperature rise to 1.5 degrees Celsius and to develop a climate transition plan that summarizes the Company’s plans to achieve those targets. Taking these steps will help the Company mitigate material risk and align with investor expectations.

RESOLVED: Shareholders request California Water Service Group, within a year, issue near and long-term science-based GHG reduction targets aligned with the Paris Agreement’s ambition of maintaining global temperature rise to 1.5 degrees Celsius and summarize plans to achieve them. The targets should cover the Company’s full range of operational and supply chain emissions.

SUPPORTING STATEMENT: In assessing targets, we recommend, at management’s discretion:

●	Consideration of approaches used by advisory groups like SBTi (Science Based Targets initiative);
●	Development of a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups and investors; and
●	Consideration of supporting targets for renewable energy, energy efficiency, and other measures deemed appropriate by management.

Summary

1.	The Group’s climate strategy is not yet aligned with the goals of the Paris Agreement.
2.	Comprehensive emissions disclosure and science-based target-setting may help the Group address upcoming regulatory changes and show leadership among peers.

3.	The Group is not meeting investor expectations for climate risk mitigation and disclosure.

Rationale for a “FOR” vote

1.	The Group’s climate strategy is not aligned with the goals of the Paris Agreement.

The Company has stated that it does not plan to set scope 1 and 2 GHG emissions reduction targets until 2025. It has not provided a timeline for completing a comprehensive scope 3 inventory or setting scope 3 reduction targets.

The Group identifies climate-related risks as potentially material. It reports in its 2023 10-K that “immediate physical risks could affect operations and intensify over time as climate change worsens” and that “transition risks” and “regulatory risks” could “financially impact our business.” The Company also acknowledges that mitigating climate change impacts across its value chain and acting in line with limiting warming to 1.5°C is important for managing these risks and agrees in its statement in opposition to the Proposal “that measuring Scope 3 emissions is important to addressing climate change, and setting emissions reduction targets that address emissions across Scopes 1, 2, and 3 will be a priority for the Group.”

As called for in the Paris Agreement, to limit warming to 1.5°C and prevent the worst impacts of climate change, emissions must be cut in half by 2030 and reach net zero by 2050. With only seven years remaining until 2030, investors seek reassurance that the Company intends to align with global climate goals.

Current reporting indicates that scope 3 likely represents the majority of the Group’s emissions, making scope 3 targets critical to addressing the Group’s contribution to climate change.1 In its opposition statement, the Group argues that it cannot set scope 3 GHG reduction targets because it has “little influence” over its suppliers, and that it intends to continue engaging with them. The Company has not previously reported on efforts to engage its suppliers on setting science-based targets and does not provide further detail in the opposition statement, so the scope and rigor of these engagements remain unclear. Guidance exists for companies to utilize supplier engagement strategies for achieving scope 3 emissions reductions,2 and many companies have set supplier engagement targets as part of their scope 3 reduction efforts. Furthermore, many of the Company’s suppliers are government agencies, and states in which the Group operates, such as California, Hawaii and Washington, have set state-wide GHG reduction targets.3

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1 https://d1io3yog0oux5.cloudfront.net/calwatergroup/files/pages/calwatergroup/db/2288/description/esg-report-2021.pdf, pg. 15

2 https://sciencebasedtargets.org/resources/files/SBT_Value_Chain_Report-1.pdf, pg. 21; https://anthesisprod.wpenginepowered.com/wp-content/uploads/2021/09/Anthesis-Guidance-Activating-Supplier-Engagement-on-Scope-3-Emissions.pdf; https://exponentialroadmap.org/supplier-engagement-guide/

3 https://www.gov.ca.gov/2022/11/16/california-releases-worlds-first-plan-to-achieve-net-zero-carbon-pollution/; https://www.hawaiinewsnow.com/2022/07/06/gov-ige-signs-4-bills-advance-hawaiis-climate-fight/; https://ecology.wa.gov/Air-Climate/Reducing-Greenhouse-Gas-Emissions/Tracking-greenhouse-gases

The Company also indicates in its opposition statement that it has chosen to focus on three of the fifteen scope 3 emissions categories it believes to be most “impactful” to addressing its overall emissions footprint. By not assessing all categories, it is possible that the Company will miss unforeseen risks and potential opportunities to mitigate climate impacts on the business.

2.	Comprehensive emissions disclosure and science-based target-setting may help the Group address upcoming regulatory changes and show leadership among peers.

Without comprehensive scope 3 emissions disclosure and science-based GHG reduction targets, the Group remains exposed to regulatory and transition risks. The Group’s home state of California has proposed regulation which would require companies earning more than $1 billion in revenue and operating in California to disclose scope 1-3 emissions data starting in 2026. While the Group currently falls below the revenue threshold, this could change in the future. In addition, the U.S. Securities and Exchange Commission’s proposed rule would require all publicly listed U.S. companies to disclose material scope 1-3 emissions. A recent survey from Workiva and PwC found that “despite uncertainty over when the rule will become U.S. law, 70% of business leaders say their company will push ahead and ‘proceed with compliance’ with the proposed changes.”4

Proposed changes to the Federal Acquisition Regulation (FAR) rules under the General Services Administration would also require major federal contractors with the federal government to report scope 1-3 emissions and set science-based targets.5 While it does not appear that the Group will be affected by this regulation, the FAR rule illustrates the type of regulation that could affect the Group in the future. Acting now to set targets and develop a transition plan will help prepare the Company for the evolving regulatory landscape.

The Company currently lags U.S. peers who have already set scope 1 and 2 targets, such as American Water Works,6 American States Water,7 and Essential Utilities.8 In addition, 14 international peers have either set or committed to set targets with the Science Based Targets initiative.9 Although the U.S. water utility industry lags international peers, as well as other sectors, in setting scope 3 targets, the Group is particularly exposed, given its location in states that have passed their own GHG reduction goals and have shown significant public interest in addressing climate change. Setting scope 3 targets is an opportunity for the Group to show leadership within the sector. Doing so also could confer reputational benefits in a state like California, which is at the frontline of experiencing the effects of climate change and its related impacts on water access.

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4 https://newsroom.workiva.com/featured-stories/press-releases/news-details/2023/PwC-and-Workiva-find-business-leaders-are-moving-forward-with-climate-disclosures-regardless-of-final-SEC-ruling/default.aspx

5 https://www.sustainability.gov/federalsustainabilityplan/fed-supplier-rule.html

6 https://ir.amwater.com/sustainability/esg/environmental-steward/energy-and-emissions/default.aspx

7 https://americanstateswatercompany.gcs-web.com/static-files/9cf112f5-2d5c-4d2a-a889-8948ba4150c5, pg. 22

8 https://esg.essential.co/pdfs/Essential_ESGGoals.pdf

9 https://sciencebasedtargets.org/companies-taking-action

3.	The Group is not meeting investor expectations for climate risk mitigation and disclosure.

Investors increasingly expect companies to address climate-related risks. The Climate Action 100+, an investor-led initiative made up of 700 global investors who are responsible for more than $68 trillion in assets under management, has established the Net Zero Company Benchmark, which asks companies to reduce emissions in line with limiting warming to 1.5°C and undergo robust net-zero transition planning.10 Many institutional investors, including BlackRock and State Street, encourage companies to align their reporting with the Taskforce for Climate-Related Financial Disclosures (TCFD).11 State Street has also published disclosure expectations for companies developing climate transition plans.12 The Group is not currently aligned with any of these frameworks or disclosure expectations.

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For questions regarding Proposal 6, please contact Meredith Benton, Whistle Stop Capital, at benton@whistlestop.capital, (415) 384-9895.

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The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the resolution filer.

Please do not send us your proxy card; Nia Impact Capital is not able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions in California Water Service Group’s proxy statement.

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10 https://www.climateaction100.org/net-zero-company-benchmark/

11 https://www.gibsondunn.com/blackrock-vanguard-and-state-street-update-corporate-governance-and-esg-policies-and-priorities-for-2022/

12 https://www.ssga.com/library-content/pdfs/asset-stewardship/disclosure-expectations-for-effective-climate-transition-plans.pdf